VIA EDGAR

June 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kasey Robinson
Christopher Edwards

Re:	Aerovate Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-256949

Requested Date:	June 29, 2021
Requested Time:	4:30 p.m. Eastern Standard Time

Dear Ms. Robinson and Mr. Edwards:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C., as representatives of the several underwriters, hereby join Aerovate Therapeutics, Inc. in requesting that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 29, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Matthew Kim
Name:Matthew Kim
Title:Managing Director, Joint Head of US Biotechnology

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:Bill Follis
Title:Managing Director

EVERCORE GROUP L.L.C.

By:	/s/ Maren Winnick
Name:Maren Winnick
Title:Senior Managing Director, Advisory